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SECURITIE
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15049444

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68689

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr, Riggs & Ingram Transaction Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1117 Boll Weevil Circle
(No. and Street)

Enterprise	AL	36330
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hilton Galloway (334)348-1309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo
(Name – *if individual, state last, first, middle name*)

1100 Tallan Financial Center	Chattanooga	TN	37402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 03 2015
WASH, D.C.
191
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hilton Galloway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr, Riggs & Ingram Transaction Advisors, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRI CARR RIGGS & INGRAM
Transaction Advisors

CRI Transaction Advisors, LLC
1117 Boll Weevil Circle
Enterprise, AL 36330

Mail:
P.O. Box 680706
Prattville, AL 36068

(334) 365-1234
(334) 358-0271 (fax)
www.CRIadv.com

February 27, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Paragraph (k)(2)(i) of SEC Rule 15c3-3 states the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

> Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Carr, Riggs & Ingram Transaction Advisors, LLC."

Carr, Riggs & Ingram Transaction Advisors, LLC has met the exemption provision stated above for the fiscal year ended December 31, 2014 with no exceptions.

Sincerely,

Joel Sikes
Managing Director

CC:
Securities and Exchange Commission, Chicago Regional Office
FINRA

SIPC

Carr, Riggs & Ingram Transaction Advisors LLC

FINANCIAL STATEMENTS

December 31, 2014

Table of Contents

December 31, 2014

elliott davis decosimo

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Carr, Riggs & Ingram Transaction Advisors, LLC
Enterprise, Alabama

We have audited the accompanying statement of financial condition of Carr, Riggs & Ingram Transaction Advisors, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carr, Riggs & Ingram Transaction Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Supplemental Schedule of Computation for Determination of Reserves Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Carr, Riggs & Ingram Transaction Advisors, LLC's financial statements. The Supplemental Information is the responsibility of Carr, Riggs & Ingram Transaction Advisors, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Supplemental Schedule of Computation for Determination of Reserves Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis Decosimo, LLC

Cincinnati, Ohio
February 27, 2015

December 31,		**2014**
Assets		
Cash and cash equivalents	$	390,828
Members' equity	$	390,828

See accompanying notes to financial statements.

Carr, Riggs & Ingram Transaction Advisors, LLC
Statement of Income

Year ended December 31,	**2014**
Revenues	
Investment banking	$ 877,500
Expenses	
Computer expenses	7,860
Occupancy	6,000
Professional fees	48,785
Regulatory fees and expenses	24,354
Other expenses	5,799
Total expenses	92,798
Net Income	$ 784,702

See accompanying notes to financial statements.

Carr, Riggs & Ingram Transaction Advisors, LLC
Statement of Changes in Members' Equity

Year ended December 31,		**2014**
Balance at December 31, 2013	$	53,226
Distributions to members		(447,100)
Net income		784,702
Balance at December 31, 2014	$	390,828

See accompanying notes to financial statements.

Carr, Riggs & Ingram Transaction Advisors, LLC
Statement of Cash Flows

Year ended December 31,		**2014**
Cash Flows from Operating Activities:		
Net Income	$	784,702
Cash Flows from Capital and Financing Activities:		
Distributions to members		(447,100)
Net Change in Cash and Cash Equivalents		337,602
Cash and Cash Equivalents, beginning of year		53,226
Cash and Cash Equivalents, end of year	$	390,828

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Carr, Riggs & Ingram Transaction Advisors, LLC (the Company), a limited liability company organized in August 2010, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company commenced operations on November 10, 2011 upon obtaining its broker-dealer registration. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Banking

Investment banking revenues include fees earned from providing merger and acquisition and financial restructuring advisory services. Revenue is generally computed based upon agreed-upon percentages of the sales price for the businesses sold by the Company, and is reported as revenue earned upon consummation of the sale transaction. Revenue from commitment fees, generally paid in advance and credited against the final sales transaction fee, is recognized upon execution of the sales and advisory agreement and receipt of payment from the customer. Revenue from consulting projects is reported when earned.

Income Taxes

The Company is a limited liability company taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax returns of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitations for Internal Revenue Service ("IRS") examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

The Company's policy is to record interest and penalties relating to taxes in interest expense on the financial statements. There were no significant interest or penalties related to taxes incurred as of year-end.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company maintains cash on deposit with one banking institution. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. The Company's deposit account was in excess of FDIC coverage by $140,828 as of December 31, 2014.

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations

The Company is project based and generally does not have recurring sources of revenue.

NOTE 3 – LEGAL CONTINGENCIES

The Company was not aware of or involved in any current or pending legal actions during the reporting period.

NOTE 4 – RELATED PARTIES

A company where the members serve as principals provides related party consulting, analyst and other services. The Company paid $40,526 for these services during 2014. This company also leases office space to the Company under a sublease on a month to month basis. Rent expense for 2014 totaled $6,000. The Company had no outstanding obligations to this related party as of December 31, 2014.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $390,828, which was $385,828 in excess of its required net capital of $5,000, and the Company's net capital ratio is 0.0 to 1.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2014 through February 27, 2015, the date the Company issued these financial statements. During this period, the Company did not have any material recognizable subsequent events that required recognition in the disclosures to the December 31, 2014 financial statements.

Carr, Riggs & Ingram Transaction Advisors, LLC
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31,		2014
Net Capital		
Total members' equity	$	390,828
Deductions and/or charges:		
Non-allowable assets:		-
Net capital before haircuts on securities positions		390,828
Haircut on securities		-
Net capital	$	390,828
Aggregate Indebtedness		-
Computation of Basic Net Capital Requirements		
Minimum net capital required	$	5,000
Net capital in excess of the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		385,828
Ratio: Aggregate indebtness to net capital		0%
Reconciliation with Company's Computation		
Net capital, as reported in Company's Focus Report Part II, as amended	$	390,828
Net audit adjustments		-
Net capital per above	$	390,828

Carr, Riggs & Ingram Transaction Advisors, LLC
Supplemental Schedule of Computation for Determination of Reserves Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, **2014**

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).